United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Medpace Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

58506Q109

(CUSIP Number)

Dr. August J. Troendle

c/o Medpace Holdings, Inc.

5375 Medpace Way

Cincinnati, OH 45227

Tel: (513) 579-9911

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS August J. Troendle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 489,956
	8	SHARED VOTING POWER 9,145,510
	9	SOLE DISPOSITIVE POWER 489,956
	10	SHARED DISPOSITIVE POWER 9,145,510
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,635,466
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.1%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS Medpace Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,145,510
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,145,510
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,145,510
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%
14	TYPE OF REPORTING PERSON OO (Limited liability company)

This Amendment No. 1 to the Schedule 13D (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on August 26, 2016, (the “Statement”), relating to the common stock (the “Common Stock”), of Medpace Holdings, Inc., a Delaware corporation (the “Issuer”).    Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 2.

Item 2 of the Statement is amended and restated in its entirety as follows:

This statement is being filed by Dr. August J. Troendle, a United States citizen (“Dr. Troendle”), and Medpace Investors, LLC (“MPI” and, together with Dr. Troendle, the “Reporting Persons”). Dr. Troendle is the sole manager of MPI.

The principal business address of each of the Reporting Persons is c/o Medpace Holdings, Inc., 5375 Medpace Way, Cincinnati, OH 45227. Dr. Troendle’s principal occupation is serving as President, Chief Executive Officer and Chairman of the Board of Directors of the Issuer (the “Board”). MPI is principally engaged in the investment of securities of the Issuer.

Shares beneficially owned by certain investment funds affiliated with Cinven Capital Management (the “Cinven Entities”) and held of record by Medpace Limited Partnership (“Medpace LP”) are not the subject of this Schedule 13D and the Cinven Entities and Medpace LP are accordingly not included as Reporting Persons. The board of directors of one of the Cinven Entities has voting and investment discretion with respect to shares held of record by Medpace LP. For a description of the relationship between the Cinven Entities and Dr. Troendle, see Item 4 of the Statement.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Statement is amended and supplemented by inserting the following information:

The responses to Items 5 and 6 of this Schedule 13D are incorporated herein by reference.

On June 14, 2018, Dr. Troendle, as the Trustee of the August J. Troendle Revocable Trust (the “Trust”), entered into a written stock selling plan in accordance with Rule 10b5-1 (the “Plan”). The Trust holds a certain number of shares of Common Stock for the benefit of Dr. Troendle. Pursuant to the Plan, the Trust may sell up to an aggregate of 869,565 shares of Common Stock, subject to market conditions and the pricing parameters specified in the Plan. The Plan is scheduled to terminate June 15, 2019 or such earlier date as set forth in the Plan.

Dr. Troendle expects to use the proceeds from the sale of shares of Common Stock under the Plan to invest into the opportunity zone fund for the development of a new office tower for the Company at the Medpace Headquarters campus in Cincinnati, Ohio.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety as follows:

(a) - (b)

The following sets forth the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date of this filing, based on 35,555,874 shares of Common Stock outstanding as of July 27, 2018.

Reporting Person(1)	Amount beneficially owned	Percent of Class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Dr. August J. Troendle	9,635,466	27.1%	489,956	9,145,510	489,956	9,145,510
Medpace Investors, LLC	9,145,510	25.7%	0	9,145,510	0	9,145,510

(1)

As discussed in Item 2 of the Statement and Item 2 of this Schedule 13D, the Cinven Entities (as defined in the Statement) and Medpace LP are not included as Reporting Persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by the Cinven Entities. Additionally, Dr. Troendle’s son purchased 10,000 shares of Common Stock on August 18, 2016, and the Reporting Persons expressly disclaim beneficial ownership of such shares.

As of August 7, 2018, MPI is the beneficial holder of 9,145,510 shares of Common Stock and the Trust is the beneficial holder of 489,956 shares of Common Stock. Dr. Troendle is the sole trustee, sole beneficiary and settlor of the Trust. Dr. Troendle is the sole manager of, and has the power to vote and dispose the securities held by, MPI and in such capacity may be deemed to share beneficial ownership of the shares of Common Stock owned by MPI.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any shares of Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c) Dr. Troendle sold 731,460 shares in open market transactions under the Plan, as follows:

Trade Date	Shares Sold	Price Per Share
8/2/2018	95,529	$58.43	(1)
8/2/2018	206,037	$59.26	(2)
8/2/2018	70,229	$60.09	(3)
8/3/2018	70,104	$59.39	(4)
8/3/2018	126,828	$60.19	(5)
8/3/2018	6,364	$60.95	(6)
8/6/2018	140,443	$58.45	(7)
8/6/2018	15,926	$59.06	(8)

(1)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $57.81 to $58.81. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(2)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $58.82 to $59.82. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(3)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $59.83 to $60.75. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(4)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $58.87 to $59.87. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(5)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $59.87 to $60.88. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(6)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $60.89 to $61.02. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(7)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $57.84 to $58.84. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(8)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $58.85 to $59.59. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(d) None.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Statement is amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Plan and is incorporated herein by reference. A copy of the Plan is attached as Exhibit 5 hereto, and is incorporated by reference.

Except as set forth herein and the Statement, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1 2 3 4 5	Joint Filing Agreement* Voting Agreement* Registration Rights Agreement* Form of Lock-Up Agreement* Rule 10b5-1 Stock Trading Plan of the August J. Troendle Revocable Trust dated June 14, 2018

*	Filed in the Statement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2018

/s/ Dr. August J. Troendle
Dr. August J. Troendle

Medpace Investors, LLC

/s/ Dr. August J. Troendle
Name: Dr. August J. Troendle
Title: Sole Manager